Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

June 5, 2020

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewsWire and posted to the Issuer’s disclosure hall with the CSE on June 3, 2020.

Item 4Summary of Material Change

The Company announced that the common shares of the Company would resume trading on the Canadian Securities Exchange at the open of trading on June 5, 2020.

Item 5Full Description of Material Change

5.1Full Description of Material Change

See the attached news release.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer
Phone:  604‐687‐2038

Item 9Date of Report

June 8, 2020